Exhibit 99.1

NuRAN Wireless Inc.

Condensed Interim Consolidated
Financial Statements

 June 30, 2026 and 2025

Condensed Interim Consolidated Financial Statements
Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	3
Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6 - 31

NuRAN Wireless Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2026 and December 31, 2025

(Expressed in Canadian dollars)
(Unaudited)

	2026-06-30	2025-12-31
	$	$
ASSETS
Current assets
Cash	388,724	4,665,392
Trade and other receivables	4,226,093	3,798,016
Scientific research and experimental development tax credits receivable	61,181	49,200
Accrued revenues (Note 3)	2,726,983	2,724,647
Inventories (Note 4)	6,393,232	6,389,739
Prepaid expenses	75,791	59,348
Security deposits and deposits on purchase of goods	1,370,345	1,313,447
Loan receivable (Note 5)	77,347	77,347
Current assets	15,319,696	19,077,136
Non-current assets
Property, plant and equipment (Note 6)	3,694,283	3,059,201
Intangible assets (Note 7)	7,372,530	7,472,426
Right-of-use assets (Note 8)	451,704	389,407
Non-current assets	11,518,516	10,921,034
Total assets	26,838,213	29,998,169

LIABILITIES
Current liabilities
Trade and other payables	10,694,488	10,456,567
Customer advances (Note 9)	1,215,262	1,154,191
Loans payable (Note 10)	8,598,931	7,297,100
Convertible debentures (Note 12A)	2,645,502	2,645,502
Convertible debentures and derivative liability (Note 12B)	2,966,430	2,432,637
Current portion of lease liabilities (Note 11)	35,000	92,580
Current liabilities	26,155,613	24,078,577
Non-current liabilities
Lease Liabilities (Note 11)	462,869	323,206
Total liabilities	26,618,483	24,401,783

Shareholders’ equity (Deficiency)
Share capital (Note 13)	86,654,171	86,606,375
Warrants (Note 14)	6,470,740	6,465,936
Contributed surplus (Note 15)	7,559,538	7,559,538
Foreign exchange in translation of foreign operations	(1,605,120)	(801,802)
Accumulated deficit	(98,859,599)	(94,233,661)
Total shareholders’ equity (deficiency)	219,730	5,596,386
Total liabilities and shareholders’ equity (deficiency)	26,838,213	29,998,169

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Condensed Interim Consolidated Statements of net Loss and Comprehensive Loss

Periods ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

	3 months ended		6 months ended
	2026-06-30	2025-06-30	2026-06-30	2025-06-30

	$	$	$	$
Revenue	868,426	627,920	1,744,170	2,909,754
Cost of sales	344,091	877,007	610,725	1,232,107
Gross profit (loss)	524,335	(249,087)	1,133,444	1,677,647

Selling expenses	105,244	222,913	222,564	372,429
Administrative expenses	1,944,688	792,546	3,729,024	2,088,174
Share-based compensation		(691,924)		(691,924)
Financial expenses	728,574	2,173,311	1,356,884	4,196,101
Research and development costs, net of $8,152 in tax credits for the three-month period ended June 30, 2026, $11,981 for the six-month period ended June 30, 2026 ($(26,358) for the three-month period ended June 30, 2025, $(149) for the six-month period ended June 30, 2025)	327,101	330,241	640,811	536,745
	3,105,607	2,827,086	5,949,283	6,501,525
Loss before other gain	(2,581,272)	(3,076,173)	(4,815,839)	(4,823,878)
Other income (expenses):
Gain / (loss) on debt settlement	—	(110,491)	189,901	(133,965)
Gain / (loss) on write -off of assets	—	(44,245)	—	(44,245)
Gain / (loss) on modification of contract	—	(296,722)	—	(302,146)
		(451,457)	189,901	(480,355)
Loss before income taxes	(2,581,272)	(3,527,631)	(4,625,938)	(5,304,233)
Income tax expense
Income tax		15,319		15,027
Net loss for the period	(2,581,272)	(3,542,950)	(4,625,938)	(5,319,261)

Other comprehensive income (expense):
Foreign exchange difference on translation of foreign operations	(803,318)	488,459	(803,318)	488,459

Total comprehensive loss for the period	(3,384,590)	(3,054,491)	(5,429,256)	(4,830,802)

Loss per share (Note 16)
Basic and diluted loss per share	(0.20)	(15.65)	(0.35)	(23.50)

Weighted average number of outstanding common shares	13,084,716	226,335	13,082,205	226,335

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Condensed Interim Consolidated Statements of Changes in Surplus (Deficiency)

Periods ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

								2026-06-30
	Share capital		Warrants	Contributed surplus	Fair value of the conversion option	Translation reserve	Deficit	Total Surplus (Deficiency)
	Number	$		$	$	$	$	$
Balance as at January 1, 2026	13,069,567	86,606,375	6,465,936	7,559,538	—	(801,802)	(94,233,661)	5,596,386
Issue of share capital (Note 13)	15,149	47,796	—	—	—	—	—	47,796
Net loss for the period	—	—	—	—	—	—	(4,625,938)	(4,625,938)
Foreign exchange in translation of foreign operations	—	—	—	—	—	(803,318)	—	(803,318)
Issue of warrants (Note 14)	—	—	4,804	—	—	—	—	4,804
Balance as at June 30, 2026	13,084,716	86,654,171	6,470,740	7,559,538	—	(1,605,120)	(98,859,599)	219,730

								2025-06 -30
	Share capital		Warrants	Contributed surplus	Fair value of the conversion option	Translation reserve	Deficit	Total Surplus (Deficiency)
	Number	$		$	$	$	$	$
Balance as at January 1, 2025	195,647	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)
Issue of share capital (Note 13)	38,333	975,500	—	—	—	—	—	975,500
Net loss for the period	—	—	—	—	—	—	(5,319,261)	(5,319,261)
Foreign exchange in translation of foreign operations	—	—	—	—	—	488,459	—	488,459
Convertible debenture (Note 12A)	—	—	—	—	(150,571)	—	—	(150,571)
Debenture conversion in share capital (Notes 12A)	13,333	950,571	—	—	—	—	—	950,571
Employee shared-based compensation - warrants			(691,924)					(691,924)
Issue of warrants		(101,250)	101,250	—	—	—	—	—
Balance as at June 30, 2025	247,313	56,818,909	170,821	6,731,440	(108,725)	(659,852)	(78,116,874)	(15,164,281)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Condensed Interim Consolidated Statements of Cash Flows

Periods ended June 30, 2026 and 2025

(In Canadian dollars)
(Unaudited)

	2026-06-30	2025-06-30
	(6 months)	(6 months)
	$	$
OPERATING ACTIVITIES
Net loss	(4,625,938)	(5,319,261)
Adjustments for non-cash items
Depreciation of property, plant and equipment	192,563	69,909
Amortization of intangible assets	240,062	11,550
Depreciation of right-of-use assets	79,699	84,159
Amortization of OID	205,225	470,761
Interest on lease liabilities	55,057	8,908
Interest on overdue payables	29,109	—
Gain (loss) on debt settlement	(189,901)	133,965
Gain (loss) write-off of assets	—	44,245
Gain (loss) on modification of contract	—	302,146
Non-employee share-based transaction	—	(691,924)
Accretion of convertible debentures	226,418	1,355,485
OID on debenture		(100,747)
Interest on loan	231,319	—
Expected credit loss	(288,500)	(85,920)
Loan payable	753,314	(476,488)
Net change in working capital items
Trade and other receivables	(168,688)	(1,298,125)
Accrued revenues	(2,336)	961,285
Scientific research and experimental development tax credits receivable	(11,981)	149
Inventories	(3,493)	(813,449)
Prepaid expenses	(16,443)	(46,626)
Security deposits and deposits on purchase of goods	(56,898)	798
Trade and other payables	249,101	2,920,935
Customer advances	61,071	266,068
Net cash used in operating activities	(3,041,239)	(2,202,179)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(733,954)	(1,979,020)
Purchase of intangible assets	(140,166)	(54,360)
Net cash used in investing activities	(874,120)	(2,033,380)

FINANCING ACTIVITIES
Lease liabilities	—	7,965
Proceeds (repayment of) from loan payable	627,255	1,798,965
Proceeds (repayment of) from promissory notes	—	1,082,213
Proceeds (repayment of) from factoring agreement	—	150,000
Repayment of promissory notes	—	(70,000)
Repayment of lease liabilities	(140,729)	(104,908)
Repayment of loan payable	(78,738)	(175,577)
Net cash generated in financing activities	407,788	2,688,658
Net decrease in cash	(3,507,571)	(1,546,901)
Cash, beginning of period	4,665,392	1,171,558
Foreign exchange in translation of foreign operations	(769,097)	488,459
Cash, end of period	388,724	113,116

Non-cash transactions
Non cash - Issue of common share	47,795	—
Non cash - Issue of warrants	4,804	—
	52,599	—

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

NuRAN Wireless Inc. (“NuRAN” or the “Company”) was incorporated in the province of British Columbia, Canada on September 23, 2014. The Company’s registered office is located at 1000–595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Quebéc) G1N 2G3.

The Company’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”. On December 9, 2025, the Company completed a 300 for 1 consolidation of its common shares, whereby each 300 common shares issued and outstanding was consolidated into one common share. The share consolidation did not result in any change to the Company’s issued share capital. All references to common shares, share-based compensation and warrant amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

The Company with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of the Company’s subsidiaries included in these condensed interim financial statements as at June 30, 2026 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions
NuRAN Wireless (Africa) Holding	Mauritius	100%	USD	Holding company
NuRAN Wireless DRC SA	DRC	100%	USD	Wireless solutions
NuRAN Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions
NuRAN Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions
NuRAN Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions
NuRAN Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions
Advance Factoring Inc. (2025)	Canada	100%	CAD	Factoring

XAF – Central African Franc; XOF – West African Franc; MGA – Malagasy Ariary

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build, sell to a customer and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business

During the six-month period ended June 30, 2026, the Company incurred a net loss of $4,625,938 ($5,319,261 for the six-month period ended June 30, 2025) and used net cash of $3,041,239 ($2,202,179 for the six-month period ended June 30, 2025) in operating activities and, as of that date, had an accumulated deficit of $98,859,599 ($94,233,661 for the year ended December 31, 2025) and a working capital deficiency of $10,835,917 (deficiency of $5,001,441 for the year ended December 31, 2025). Additionally, in prior periods and through part of the year ended December 31, 2025, the Company operated with a shareholders’ deficit and had overdue outstanding debt instruments with ongoing creditor waivers. These conditions indicate the existence of material uncertainties that cast a significant doubt on the Company’s ability to continue as a going concern.

In December 2025, the Company completed steps approved by its shareholders at Annual General and Special Meetings (AGSMs) on October 22, 2025 and October 29, 2025 including a 300:1 share consolidation effective on December 9, 2025 and subsequent to this, a Restructuring Transaction. The Restructuring Transaction resulted in the conversion and extinguishment of over $20 million of debt and accounts payable to equity, together with a private placement raising aggregate gross proceeds of $5.8 million. Subsequent to June 30, 2026, the Company also closed a private placement for gross proceeds of $7.6 million.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

The Company submitted an application to list its common shares on Nasdaq on March 30, 2026 which is subject to pending filings and approvals, and appointed additional strategic advisors to support operational and commercial growth in Africa. The Company’s operations continued to grow across Cameroon, the DRC and, prospectively, Ivory Coast and Benin. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth. During the quarter, the company received approval for the final drawdown of USD 0.45 million (CAD 0.62 million) of the USD 5 million (CAD 6.83 million) loan from the Facility for Energy Inclusion (FEI), a fund managed by a non related company, Cygnum Capital. On August 13, 2026, the Company receive the approval to list on the Nasdaq and started trading on August 17, 2026.

Having regard to the completion of the Restructuring Transaction, the Company’s operational progress, its committed and anticipated financing arrangements, and all other available information up to the date of approval of these consolidated financial statements, management has concluded that the going concern basis of accounting used in preparation of these consolidated financial statements is appropriate. Nonetheless, the Company’s ability to continue as a going concern remains dependent upon its planned raise of capital, continuity of debt availability as may be needed, and the continued execution of its NaaS deployment strategy in Africa.

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on August 28, 2026.

2. MATERIAL ACCOUNTING POLICIES

Basis of Preparation

The Interim Financial Statements as at June 30, 2026, and for the six months then ended have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting. The Interim Financial Statements should be read in conjunction with the Company’s Audited Financial Statements for the year ended December 31, 2025. Selected explanatory notes are included in the Interim Financial Statements to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last audited financial statements.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

These interim financial statements have been prepared on an accrual basis and are based on historical cost basis except for a certain financial instrument which is measured at their fair value.

The Interim Financial Statements of the Company are presented in Canadian dollars unless otherwise indicated, the reporting currency of the Company.

Significant management judgement in applying accounting policies and estimation uncertainty

When preparing the condensed interim financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the condensed interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2025.

Material Accounting Policies

Material accounting policies applied to these Interim Financial Statements are the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

3. ACCRUED REVENUES

	2026-06-30	2025-12-31
	$	$
Opening balance	2,724,647	4,242,683
Addition	1,510,567	1,405,962
Recognized	(1,508,231)	(2,923,998)
Closing balance	2,726,983	2,724,647

Accrued revenues represent the unbilled cumulative site deployment and construction revenue under IFRS 15 for which the related performance obligation has been delivered.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

4. INVENTORY

	2026-06-30	2025-12-31
	$	$
Raw materials	1,239,554	1,228,181
Finished goods	1,118,519	1,373,104
Work in progress	4,035,160	3,788,454
	6,393,232	6,389,739

5. LOAN RECEIVABLE

	2026-06-30	2025-12-31
	$	$
Loan to a non-related company (a)	50,000	50,000
Loan to a non-related individual (b)	27,347	27,347
	77,347	77,347

a)	This is an unsecured loan to a non-related company entered into on December 23, 2025 bearing interest at 5% per annum and repayable on June 30, 2026. The loan is still outstanding.

b)	This is an unsecured loan to a non-related individual entered into on December 23, 2025 bearing interest at 5% per annum and repayable on June 30, 2026. The loan is still outstanding.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

6. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment and their carrying amounts are detailed as follows:

	2026-06-30
	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Site infrastructure	Total
	$	$	$		$
Gross carrying amount
Balance as at December 31, 2025	8,995	2,187,232	429,022	1,525,067	4,150,316
Additions	—	736,389	210	53	736,652
Current translation effects	—	22,876	3,937	56,080	82,893
Balance as at June 30, 2026	8,995	2,946,497	433,169	1,581,200	4,969,862
Depreciation and impairment
Balance as at December 31, 2025	7,183	698,048	343,439	42,445	1,091,114
Depreciation	900	176,036	15,458	169	192,563
Current translation effects	—	(5,516)	(2,582)		(8,098)
Balance as at June 30, 2026	8,083	868,567	356,315	42,614	1,275,579
Carrying amount as at
June 30, 2026	912	2,077,930	76,854	1,538,586	3,694,283

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2025-12-31
	Leasehold improvements	Equipment and furniture, tele- communication system, furniture and fixtures	Computer equipment	Site infrastructure	Total
	$	$	$		$
Gross carrying amount
Balance as at December 31, 2024	8,995	746,818	358,758	—	1,114,571
Additions	—	1,432,036	66,978	—	1,499,014
Reclassification	—	—	—	1,525,067	1,525,067
Current translation effects		8,378	3,286	—	11,664
Balance as at December 31, 2025	8,995	2,187,232	429,022	1,525,067	4,150,315
Depreciation and impairment
Balance as at December 31, 2024	5,383	597,090	318,395	—	920,868
Depreciation	1,800	97,867	23,935	42,445	166,046
Current translation effects		3,092	1,109	—	4,201
Balance as at December 31, 2025	7,183	698,048	343,439	42,445	1,091,114
Carrying amount as at
December 31, 2025	1,812	1,489,184	85,583	1,482,622	3,059,201

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

7. INTANGIBLE ASSETS

The Company’s intangible assets and their carrying amounts are detailed as follows:

	2026-06-30
	Software	Total
	$	$
Gross carrying amount
Balance as at December 31, 2025	8,394,729	8,394,729
Additions	-	-
Under development	139,406	139,406
Acquired	760	760
Balance as at June 30, 2026	8,534,895	8,534,895

Amortization and impairment
Balance as at December 31, 2025	922,303	922,303
Amortization	240,062	240,062
Balance as at June 30, 2026	1,162,365	1,162,365
Carrying amount as at June 30, 2026	7,372,530	7,372,530

	December 31, 2025
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,160,650	44,244	8,204,894
Additions	-	-	-
Under development	231,302	—	231,302
Acquired	2,777	—	2,777
Write-off		(44,244)	(44,244)
Balance as at December 31, 2025	8,394,729	-	8,394,729

Depreciation and impairment
Balance as at December 31, 2024	872,162	—	872,162
Depreciation	50,141	—	50,141
Balance as at December 31, 2025	922,303		922,303
Carrying amount as at December 31, 2025	7,472,426		7,472,426

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

8. RIGHT-OF-USE ASSETS

The Company’s right-of-use assets and their carrying amounts are detailed as follows:

	2026-06-30	2025-12-31
	$	$
Gross carrying amount
Balance as at December 31, 2025	1,170,206	815,051
Addition	107,080	258,150
Current translation effects	45,081	97,005
Balance as at June 30, 2026	1,322,367	1,170,206

Depreciation and impairment
Balance as at December 31, 2025	780,799	588,408
Amortization	79,699	185,658
Current translation effects	10,165	6,733
Balance as at June 30, 2026	870,663	780,799
Carrying amount as at June 30, 2026	451,704	389,407

9. CUSTOMER ADVANCES

	2026-06-30	2025-12-31
	$	$
Customer advances	1,215,262	1,154,191
Customer advances	1,215,262	1,154,191

Customer advances represent advance payments received from customers for non-NaaS sales which have not been invoiced as of period end.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

10. LOANS PAYABLE

	2026-06-30	2025-12-31
	$	$

Loan from non-related company (a)	55,103	69,429
Loan from non-related company (b)	8,541,888	7,150,626
Loan from non-related company (c)	—	63,467
Loan from non-related company (d)	1,941	13,579
Loans Payable	8,598,931	7,297,100

a)	The amount due to a non-related party was replaced with an unsecured loan of US$394,781 (CAD$536,073), including interest of USD$75,930 (CAD$103,105), dated December 5, 2023. The loan bears interest at a fixed rate of 11% per annum and was payable over 24 months in blended principal and interest payments.

On December 22, 2025, the Company partially settled a portion of the remaining balance of the loan of USD$147,000 (CAD$202,056) including USD$32,797 (CAD$45,089) of interest (principal portion USD $114,203 (CAD $157,007), by issuing 69,929 common shares of the Company. The carrying value of the debt extinguished at the date of settlement was USD $147,000 (CAD $202,096).

During the period ended June 30, 2026, the Company repaid USD $14,400 (CAD $19,867) for a remaining balance of USD $38,777 (CAD $55,103) bearing interest at a fixed rate of 11% per annum and payable over 24 months in blended principal and interest payments.

b)	The loan is pursuant to a two-year term loan facility of USD $5,000,000 (CAD $6,834,000 dated April 26, 2024 with FEI Ongrid to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under a general security agreement and bears interest at the Secured Overnight Financing Rate (SOFR) plus 8.5% per annum. Interest accrues but is not payable until maturity. The terms of the loan were amended in an agreement signed on May 14, 2026, extending the maturity date to April 26, 2027. The Company paid a restructuring fee of USD 25,000 and agreed that the interest would be partially paid in cash commencing August 31, 2026 in accordance with an agreed payment schedule through maturity.

On March 10, 2025, the Company received a drawdown of USD 1,050,000 (CAD 1,515,255).

On October 6, 2025, the Company received a drawdown of USD 1,000,000 (CAD 1,395,500).

On March 13, 2026, the Company received the final drawdown under the facility of USD 450,000 (CAD 627,255).

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

10. LOANS PAYABLE (CONTINUED)

During the six-month period ended June 30, 2026, the Company capitalized USD $344,031 (CAD $488,868) in interest.

c)	The loan, secured by guarantee of the parent company, is pursuant to a bank facility of CFA 150,000,000 (approx. $366K) with Société Générale Cameron to NuRAN Cameroon Ltd, dated June 20, 2024. The disbursement was made on February 25, 2025. The loan bears interest at a fixed rate of 7% and is payable monthly in blended principal and interest payments in the amount of CFA 12,283,126 (approx. $31K) over 12 months from the disbursement date.

During the year ended December 31, 2025, the Company repaid CFA 124,126,824 for a remaining balance of CFA 25,873,176.

During, the six-month period ended June 30, 2026, the Company fully repaid the loan.

d)	The unsecured loan is an installment payment agreement of $23,279 including interest at a fixed rate of 14.8% dated July 28, 2025 and is payable monthly in blended principal and interest payments in the amount of $1,924 over 12 months.

During the year ended December 31, 2025, the Company repaid $9,699 for a remaining balance of $13,579.

During the six-month period ended June 30, 2026, the Company repaid $11,639 for remaining balance of $1,940.

11. LEASE LIABILITIES

Lease liabilities are measured at the present value of lease payments using the Company’s incremental borrowing rate of 8% - 19% (2025 8% - 18%) on the date of the lease inception. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow over a similar term the funds necessary to obtain an asset of similar value in a similar economic environment.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

11. LEASE LIABILITIES (CONTINUED)

The Company’s lease liabilities and their carrying amounts are detailed as follows:

	2026-06-30	2025-12-31
	$	$
Gross carrying amount
Opening balance	415,786	256,637
Additions	152,161	366,721
Lease payments	(140,729)	(257,623)
Lease interest	55,057	50,051
Effect of foreign exchange	15,594	—
Closing balance	497,870	415,786

Current	35,000	92,580
Non-current	462,869	323,206
	497,870	415,786

12A. CONVERTIBLE DEBENTURES

As at June 30, 2026, the convertible debentures and unsecured convertible debenture consists of:

	Convertible debentures	Unsecured Convertible debentures	Total
	$	$	$
Balance at December 31, 2024	2,424,087	2,645,502	5,069,589
Fair Value	335,063	—	335,063
Amortization of OID	1,002,561	—	1,002,561
Conversion (d)	(800,000)	—	(800,000)
Accretion	422,853	—	422,853
Settlement (e)	(3,384,564)	—	(3,384,564)
Closing balance, as at December 31, 2025	—	2,645,502	2,645,502
		-	-
Closing balance, as at June 30, 2026		2,645,502	2,645,502

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12A. CONVERTIBLE DEBENTURES (CONTINUED)

Unsecured convertible debentures

As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended.

The original debenture had an original issuance discount of 10% and this was increased to 16% paid upon maturity leading to a maturity value of $2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $120 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method which deducts the value of the conversion option from the maturity value was $2,273,353. On August 14, 2026 (See Note 19, Subsequent Events), the Company entered into a settlement and extinguishment agreement to fully repay this obligation.

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES

As at June 30, 2026, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$

Balance at December 31, 2024	1,706,926	—	1,706,926
Amortization of OID	415,840	—	415,840
Accretion	407,023	—	407,023
Effect of foreign exchange	(97,151)	—	(97,151)
Balance at December 31, 2025	2,432,637	—	2,432,637

Amortization of OID	205,225	—	205,225
Accretion	226,418	—	226,418
Effect of foreign exchange	102,150	—	102,150
Closing balance, as at June 30, 2026	2,966,430	—	2,966,430

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of USD $2,194,772 (CAD $3,008,374) with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the amortized cost using the effective interest method, with the carrying value accreted over time through interest expense was USD $1,594,729 (CAD $2,185,847). The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $67.50 per common share.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

12B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES (CONTINUED)

The fair value at December 31, 2025 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$2.50
Exercise price	$67.50
Time to maturity	0.58 years
Risk-free rate	2.58%
Expected volatility	41.91%
Dividend yield	Nil
Dilution factor	33.28%

The fair value as at June 30, 2026 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$7.90
Exercise price	$67.50
Time to maturity	0.08 years
Risk-free rate	2.74%
Expected volatility	17%
Dividend yield	Nil
Dilution factor	32.82%

The Company measured the conversion feature of convertible debentures at FVTPL and the conversion feature was classified as a derivative financial liability for the loan, which was denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company’s functional currency) and is convertible into a variable number of both common shares and warrants. The embedded derivative did not qualify as an equity instrument due to not meeting the “fixed for fixed” criteria of IAS 32 Financial instruments: Presentation. Therefore, the Company separated the embedded derivative from the host contract and accounted for each element separately. The embedded derivative was initially recognized at its fair value. The amount of change in the fair value of the derivative is presented in profit or loss.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

13. SHARE CAPITAL

NuRAN’s share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

●	Common shares, voting and participating

●	Preferred shares

During the six-month period ended June 30, 2026, the Company settled debt through the issuance of common shares and warrants. The debt was derecognized at its carrying amount, and the equity instruments issued were measured at fair value and allocated between share capital and contributed surplus using the relative fair value method.

	2026-06-30		2025-12-31
	Number	$	Number	$
Opening balance	13,069,567	86,606,375	195,647	54,994,088
Issue of share capital	15,149	47,796	12,860,587	31,364,312
Convertible debenture	—	—	—	(142,571)
Debenture conversion in share capital	—	—	13,333	390,546
Issue of warrants	—	—	—	—
Closing balance	13,084,716	86,654,171	13,069,567	86,606,375

During the six-month period ended June 30, 2026, the Company had the following share transactions:

(a)	On January 30, 2026, the Company issued 9,515 shares as of accounts payables settlement, resulting in the recognition of $27,232 as of share capital, $4,803 as of warrants and $4,535 as loss on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss. The company also issued 5,634 shares to members of its Board of Directors for services provided in 2022 and 2023, resulting in the recognition of $20,564 as of share capital and $194,436 as gain on debt settlement in the Consolidated Statements of Net Loss and Comprehensive Loss.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14. WARRANTS

The following is a summary of the activity of warrants:

	2026-06-30	2025-12-31
	$	$
Opening balance	6,465,936	761,495
Issue of warrants	4,804	6,532,539
Warrants expired	—	(674,600)
Warrants cancelled	—	(153,498)
Closing balance	6,470,740	6,465,936

	Six months ended June 30, 2026
	Number of warrants	Weighted average exercise price
		$
Opening balance	6,359,067	4.43
Granted during the period	4,757	4.34
Closing balance, as at June 30, 2026	6,363,824	4.43
Closing balance of exercisable warrants, as at June 30, 2026	6,363,824	4.43

	Twelve months ended December 31, 2025
	Number of warrants	Weighted average exercise price
		$
Opening balance	61,797	114.00
Granted during the period	6,404,177	4.82
Expired during the period	(26,333)	168.61
Cancelled during the period	(80,574)	39.79
Closing balance, as at December 31, 2025	6,359,067	4.43
Closing balance of exercisable warrants, as at December 31, 2025	6,140	78.66

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14. WARRANTS (CONTINUED)

The following is a summary of warrants outstanding and exercisable, as at June 30, 2026:

		Warrants outstanding		Warrants exercisable
June 30, 2026	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)

Exercise price
$4.34	6,265,137	4.48	6,265,137	4.48
$4.34	65,063	4.50	65,063	4.50
$4.34	4,757	4.59	4,757	4.59
$9.90	22,727	2.41	22,727	2.41
$75.00	5,640	0.16	5,640	0.16
$120.00	500	0.16	500	0.16
	6,363,824		6,363,824

		Warrants outstanding		Warrants exercisable
		Weighted average contractual		Weighted average contractual
December 31, 2025	Number	life (years)	Number	life (years)

Exercise price
$4.34	6,265,137	4.98	—	—
$4.34	65,063	5.00	—	—
$9.90	22,727	2.91	—	—
$75.00	5,640	0.66	5,640	0.66
$120.00	500	0.66	500	0.66
	6,359,067		6,140

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

14. WARRANTS (CONTINUED)

During the year ended December 31, 2025, the Company issued 6,404,177 warrants consisting of 3,599,013 warrants issued to the owners of AFI and 2,805,164 warrants issued for private placements, debt conversions, factoring recourse notices and debenture conversions. The value totaling $6,532,539 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.40% and 3.07%; expected volatility between 81.20% and 104.15%; expected dividend yield of 0%; expected life between 0.83 and 5 years and exercise price between $9 and $75. The share price upon issuance was between $2.55 and $27.

During the six-month period ended June 30, 2026, the Company issued 4,757 warrants. The value totaling $4,803 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.56%; expected volatility 129.62%; expected dividend yield of 0%; expected life of 5 years and exercise price of $4.34. The share price upon issuance was $3.65.

15. CONTRIBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of contributed surplus:

	2026-06-30	2025-12-31
	$	$
Opening balance	7,559,538	6,731,440
Warrants expired	—	674,600
Warrants cancelled	—	153,498
Closing balance	7,559,538	7,559,538

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

15. CONTRIBUTED SURPLUS (CONTINUED)

	Six months ended June 30, 2026
		Weighted
	Number of	average
	options	exercise price
		$
Opening balance	9,566	402.91
Granted during the period	—	—
Expired during the period	(7,565)	386.90
Closing balance, as at June 30, 2026	2,001	463.43
Closing balance of exercisable options, as at June 30, 2026	2,001	463.43

	Twelve months ended December 31, 2025
		Weighted
	Number of	average
	options	exercise price
		$
Opening balance	9,566	402.91
Forfeited during the period	—	—
Closing balance, as at December 31, 2025	9,566	402.91
Closing balance of exercisable options, as at December 31, 2025	9,566	402.91

The following is a summary of stock options outstanding and exercisable as at June 30, 2026:

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
June 30, 2026 Exercise price
$402.00	835	0.58	835	0.58
$501.00	334	0.32	334	0.32
$510.00	832	0.31	832	0.31
	2,001		2,001

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

15. CONTRIBUTED SURPLUS (CONTINUED)

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2025 Exercise price
$127.50	4,167	0.26	4,167	0.26
$402.00	835	1.07	835	1.07
$501.00	334	0.82	334	0.82
$510.00	832	0.80	832	0.80
$705.00	3,398	0.11	3,398	0.11
	9,566		9,566

16. LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	Three months ended		Six months ended
	2026-06-30	2025-06-30	2026-06-30	2025-06-30
	$	$	$	$
Net loss for the period	(2,581,272)	(3,542,950)	(4,625,938)	(5,319,261)
Weighted average number of outstanding common shares	13,084,716	226,335	13,082,205	226,335
Loss per share	(0.20)	(15.65)	(0.35)	(23.50)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the three-month and six-month period ended June 30, 2026 and 2025 as all of the shares options and warrants outstanding are anti-dilutive.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

17. RELATED PARTY TRANSACTIONS

The Company’s related parties include companies under common control as well as key management personnel.

Transactions with key management personnel

The Company’s key management consists of directors and executives. The key management personnel remuneration totals $725,715 (2025 - $730,596) and benefits total $90,506 (2025 - $77,650) for the six-months period ended June 30, 2026. The accounts payable and accrued liabilities related to key management personnel totals $294,533 as at June 30, 2026 (2025 - $451,710). All amounts represent short-term employee benefits.

18. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION

Disaggregation of Revenue

The Company has examined its activities and has determined that, based on information reviewed on a regular basis by the Chief operating decision maker (“CODM”), it has two reportable segments (NaaS and Direct sales). The Company has disaggregated revenue into various categories in the following table which is intended to:

●	Depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors; and

●	Enable users to understand the relationship with revenue segment information provided below.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

The following information provides the required entity-wide disclosures:

Six-month period Ended June 30, 2026

Segment total

Segment	Direct	NaaS	Corporate	Total
	$	$		$
Sale of goods	27,961	—	—	27,961
Rendering of Services	6,429	1,860,685	—	1,867,114
Adjustment	—	(243,336)	—	(243,336)
Interest	2,104	90,327	—	92,431
	36,493	1,707,677	—	1,744,170

Cost of sales	280,721	330,004	—	610,725
Segment profit	(244,228)	1,377,672	—	1,133,445

Selling expenses	(36,239)	(77,607)	(108,717)	(222,564)
Administrative expenses	(527,490)	(1,841,680)	(1,359,853)	(3,729,024)
Financial expenses	—	(1,445,347)	88,463	(1,356,884)
Research and development costs	—	—	(640,811)	(640,811)
Gain / (loss) on debt settlement	—	—	189,901	189,901
	(807,957)	(1,986,962)	(1,831,018)	(4,625,938)

Six-month period Ended June 30, 2026

			Adjustments
Segment	Direct	NaaS	and eliminations	Total
Total assets	63,976,969	48,909,317	(86,048,074)	26,838,213
Total liabilities	39,066,602	58,419,931	(70,868,051)	26,618,483

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

Six-month period Ended June 30, 2025

Segment total

Segment	Direct	NaaS	Corporate	Total
	$	$		$
Sale of goods	286,058	892,449	—	1,178,507
Rendering of Services	305,684	1,319,075	—	1,624,760
Interest	4,176	102,311	—	106,487
	595,918	2,313,835	—	2,909,754

Cost of sales	(16,333)	1,248,440	—	1,232,107
Segment profit	612,251	1,065,395	—	1,677,647

Selling expenses	(113,948)	(93,696)	(164,784)	(372,428)
Administrative expenses	(417,501)	(555,251)	(423,498)	(1,396,250)
Financial expenses	—	(939,243)	(3,256,858)	(4,196,101)
Research and development costs	—	—	(536,745)	(536,745)
Gain / (loss) on debt settlement	—	—	(133,965)	(133,965)
Write-off of assets	—	—	(44,245)	(44,245)
Loss on modification of contract	—	(302,146)	—	(302,146)
	80,803	(824,941)	(4,560,095)	(5,304,233)

Six-month period ended June 30, 2025

			Adjustments and
Segment	Direct	NaaS	eliminations	Total
Total assets	62,530,000	41,921,023	(78,906,569)	25,544,454
Total liabilities	56,805,617	54,257,432	(70,279,128)	40,783,922

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

18. REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

Geographical Information is as follows:

Revenue from external customers based on region	2026-06-30	2025-06-30
	$	$
Africa	1,741,285	2,631,653
Canada	2,885	201,602
Other	—	46,230
Marshall Islands	—	30,269
	1,744,170	2,909,754

19. SUBSEQUENT EVENTS

On July 2, 2026, holders of 239,366 warrants exercised their warrants on a cashless (net) basis in accordance with the terms of the warrant agreement. Under the net exercise provisions, warrant holders received a number of common shares equal to the value of the warrants, net of the aggregate exercise price, without any cash consideration being paid to the Company. Based on the market price of the Company’s common shares of $8.02 per share on the exercise date and an exercise price of $4.335 per warrant, the Company issued 109,983 common shares in settlement of the warrants.

On August 13, 2026, the Company received the approval to list on the Nasdaq and started trading on the Nasdaq on August 17, 2026.

On August 14, 2026, the Company issued an aggregate of 1,788,233 Preferred Shares at a price of $4.25 per Preferred Share, for an aggregate amount of $7,600,000 as follows:

-	$3,862,143 through the settlement and extinguishment of a convertible debenture;

-	$518,704 through the settlement of accrued and unpaid salary owing to three members of the Company’s management;

-	$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors of the Company and its subsidiaries; and

-	$3,000,000 in cash.

On completion, the Financing has reduced the Company’s liabilities and increased its shareholder’s equity by an aggregate amount of $7,600,000.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2026 and 2025

(Expressed In Canadian dollars)

(Unaudited)

19. SUBSEQUENT EVENTS (CONTINUED)

In connection with the Financing the Company also issued 200,000 A warrants, vesting immediately and each exercisable to acquire one common share at $10.00 per common share for a period of four years, and 1,588,233 B warrants, vesting immediately and each exercisable at $5.00 per common share for a period of five years. The Company and the lead investor have entered into a registration rights agreement in respect of the common shares issuable on conversion of the Preferred Shares and on exercise of the B warrants.